EXHIBIT 12.1

Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before assessments	$97,613	$181,077	$198,685	$173,354	$138,951
Fixed charges	667,283	872,875	1,236,655	2,123,241	2,290,122
Total earnings	764,896	1,053,952	1,435,340	2,296,595	2,429,073

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	666,209	871,106	1,233,529	2,097,627	2,210,267
Interest expense on deposits	492	1,179	2,389	22,181	51,363
Interest expense on borrowings from other FHLBanks	1	3	21	26	119
Interest expense on securities sold under agreement to repurchase	—	—	—	1,961	25,045
Interest expense on mandatorily redeemable capital stock	211	164	283	1,028	2,902
Interest expense on other	—	—	—	—	—
Total interest expense	666,913	872,452	1,236,222	2,122,823	2,289,696
Estimated component of net rental expense
Rent expense	1,109	1,268	1,300	1,254	1,279
Factor (1/3)[1]	33.33%	33.33%	33.33%	33.33%	33.33%
Estimated component of net rental expense	370	423	433	418	426
Total fixed charges	667,283	872,875	1,236,655	2,123,241	2,290,122

Ratio of earnings to fixed charges	1.15	1.21	1.16	1.08	1.06

1	Represents one-third of rental expense related to the Bank's operating leases.